United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                         For the month of April 2003


                               ICICI Bank Limited
                (Translation of registrant's name into English)


                               ICICI Bank Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]                 Form 40-F [_]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes [_]                 No. [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----


1. A copy of the letter addressed to Vadodara Stock Exchange Limited along with the Press Release dated April 25, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2003

                                       For ICICI Bank Limited



                                By    :  /s/ Jyotin Mehta
                                         ----------------
                                Name  :  Jyotin Mehta
                                Title :  General Manager & Company Secretary

April 25, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
The Vadodara Stock Exchange Limited
Fortune Towers, Sayajiganj, Post Box No. 2547
Vadodara  - 390 005

Dear Sir,

Audited Annual Accounts and Dividend

The Board of Directors of the Bank at its Meeting held today in Mumbai, have inter alia considered the following matters:

1. The audited annual accounts of the Bank for the year ended March 31, 2003 were approved and taken on record. A copy of the audited annual accounts in your prescribed format along with a Press Release dated today are enclosed herewith.

2. A dividend of 0.001 per cent, i. e., Rs.100 per preference share on 350 preference shares of the face value of Rs.1 crore each for the year ended March 31, 2003 was recommended subject to the approval of the Members of the Bank at the Ninth Annual General Meeting (AGM).

3. A dividend of 75 per cent, i. e., Rs.7.50 per equity share on 61,30,34,404 equity shares of Rs.10/- each for the year ended March 31, 2003 was recommended subject to the approval of the Reserve Bank of India and the Members of the Bank at the Ninth AGM.


Please take the above on record.


Yours faithfully,

/s/ Jyotin Mehta
----------------
Jyotin Mehta


copy to: All recognised stock exchanges

                              [GRAPHIC] ICICI Bank
                               ICICI Bank Limited
 Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007
 Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
    Web site : http://www.icicibank.com Electronic mail : info@icicibank.com

                           AUDITED FINANCIAL RESULTS

                                                                                           Rs. in crores
--------------------------------------------------------------------------------------------------------
                                                           Year ended              Three months ended
   Sr.              Particulars                  -------------------------------------------------------
   No.                                                Mar 31,       Mar 31,       Mar 31,       Mar 31,
                                                       2003          2002          2003          2002
--------------------------------------------------------------------------------------------------------
   1.    Interest earned (a)+(b)+(c)+(d)             9,368.05      2,151.93      2,434.01        677.34
         -----------------------------------------------------------------------------------------------
         a)   Interest/discount on
              advances/bills                         6,016.24        771.67      1,560.83        191.48
         -----------------------------------------------------------------------------------------------
         b)   Income on investments                  2,910.44      1,233.80        711.08        437.51
         -----------------------------------------------------------------------------------------------
         c)   Interest on balances with
              Reserve Bank of India and other
              interbank funds                          235.57        122.62         39.58         40.92
         -----------------------------------------------------------------------------------------------
         d)       Others                               205.80         23.84        122.52          7.43
--------------------------------------------------------------------------------------------------------
   2.    Other Income                                3,158.83        574.66        409.43        174.82
         -----------------------------------------------------------------------------------------------
         A) TOTAL INCOME (1) + (2)                  12,526.88      2,726.59      2,843.44        852.16
--------------------------------------------------------------------------------------------------------
   3.    Interest expended                           7,944.00      1,558.92      1,995.64        533.18
--------------------------------------------------------------------------------------------------------
   4.    Operating expenses (e) + (f) + (g)          2,011.69        622.58        566.76        181.91
         -----------------------------------------------------------------------------------------------
         e)   Payments to and provisions
              for employees                            403.02        147.18        119.41         36.22
         -----------------------------------------------------------------------------------------------
         f)   Direct Marketing Agency Expenses         162.31         13.60         56.76          4.84
         -----------------------------------------------------------------------------------------------
         g)       Other operating expenses            1446.36        461.80        390.59        140.85
         -----------------------------------------------------------------------------------------------
         B)   TOTAL EXPENDITURE (3)+ (4)
              (excluding provisions and
              contingencies)                         9,955.69      2,181.50      2,562.40        715.09
--------------------------------------------------------------------------------------------------------
   5.         OPERATING PROFIT (A-B)
              (Profit before Provisions and
              Contingencies)                         2,571.19        545.09        281.04        137.07
--------------------------------------------------------------------------------------------------------
   6.    Other provisions and contingencies          1,790.80        255.29       (43.75)        138.14
--------------------------------------------------------------------------------------------------------
   7.    Provision for taxes
--------------------------------------------------------------------------------------------------------
         a) Current period tax                         216.80        121.83        115.70         37.09
--------------------------------------------------------------------------------------------------------
         b) Deferred tax adjustment                  (642.59)       (90.33)      (128.59)       (95.04)
--------------------------------------------------------------------------------------------------------
   8.    Net Profit (5-6-7)                          1,206.18        258.30        337.68         56.88
--------------------------------------------------------------------------------------------------------
   9.    Paid-up equity share capital (face
         value Rs. 10/-)                               612.66        612.55        612.66        612.55
--------------------------------------------------------------------------------------------------------
   10.   Reserves excluding revaluation
         reserves                                    6,320.65      5,632.41      6,320.65      5,632.41
--------------------------------------------------------------------------------------------------------
   11.   Analytical Ratios
--------------------------------------------------------------------------------------------------------
         (i)   Percentage of shares held by
               Government of India                         ..            ..            ..            ..
         -----------------------------------------------------------------------------------------------
         (ii)  Capital Adequacy Ratio                  11.10%        11.44%        11.10%        11.44%
         -----------------------------------------------------------------------------------------------
         (iii) Earnings per share for the
               period (not annualised for
               quarter) (in Rs.) (basic)                19.68         11.61          5.51          2.56
         -----------------------------------------------------------------------------------------------
         (iv)  Earnings per share for the
               period (not annualised for
               quarter) (in Rs.) (diluted)              19.65         11.61          5.50          2.56
--------------------------------------------------------------------------------------------------------
   12.   Aggregate of non-promoter
         Shareholding
         -----------------------------------------------------------------------------------------------
         o     No. of shares                     61,30,34,404  61,30,31,404  61,30,34,404  61,30,31,404
         -----------------------------------------------------------------------------------------------
         o     Percentage of shareholding                 100           100           100           100
--------------------------------------------------------------------------------------------------------
   13.   Deposits                                   48,169.31     32,085.11     48,169.31     32,085.11
--------------------------------------------------------------------------------------------------------
   14.   Advances                                   53,279.41     47,034.86     53,279.41     47,034.86
--------------------------------------------------------------------------------------------------------
   15.   Total Assets                             1,06,811.97   1,04,106.30   1,06,811.97   1,04,106.30
--------------------------------------------------------------------------------------------------------

Notes

1. During the year ended March 31, 2003, the Bank allotted 3,000 shares pursuant to exercise of employee stock options.

2. The segment information is based on the segments currently identified post merger of ICICI Limited with the Bank.

3. Other Income includes gain of Rs. 1191 crores realised in Q2 2003 on sale of equity shares of the Bank held by a trust, which were transferred to it by erstwhile ICICI Limited in accordance with the scheme of amalgamation.

4.   Net NPAs to net customer assets are at 4.9%.

5. The Board of Directors have recommended a dividend of Rs. 7.50 per share (75%) for the year ended March 31, 2003 (Previous year dividend Rs. 2 per share (20%))

6. The results for the year ended March 31, 2003 include the results of erstwhile ICICI Limited and its subsidiaries, ICICI Personal Financial Services Limited and ICICI Capital Services Limited, amalgamated with the Bank w.e.f March 30, 2002. The financials for the current periods are therefore not comparable with the earlier periods.

7. Previous period figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on April 25, 2003.


Place: Mumbai                                               Kalpana Morparia
Date:  April 25, 2003                                       Executive Director

                             CONSOLIDATED AUDITED FINANCIAL RESULTS OF
                              ICICI BANK LIMITED AND ITS SUBSIDIARIES

                                                                                           Rs. in crores
--------------------------------------------------------------------------------------------------------
                                                                 Year ended         Three months ended
                                                          ----------------------------------------------
Sr. No.                    Particulars                        Mar 31,    Mar 31,    Mar 31,     Mar 31,
                                                               2003        2002       2003       2002
--------------------------------------------------------------------------------------------------------
   1.    Interest earned (a)+(b)+(c)+(d)                     9,690.82   2,153.90   2,555.44      679.31
--------------------------------------------------------------------------------------------------------
         a)   Interest/discount on advances/bills            6,162.82     772.50   1,611.04      192.31
--------------------------------------------------------------------------------------------------------
         b)   Income on investments                          3,088.99   1,234.94     785.62      438.65
--------------------------------------------------------------------------------------------------------
         c)   Interest on balances with Reserve Bank
              of India and other interbank funds               236.89     122.63      40.05       40.93
--------------------------------------------------------------------------------------------------------
         d)   Others                                           202.12      23.83     118.73        7.42
--------------------------------------------------------------------------------------------------------
   2.    Other Income                                        3,714.95     579.13     602.23      180.96
--------------------------------------------------------------------------------------------------------
         A)  TOTAL INCOME (1) + (2)                         13,405.77   2,733.03   3,157.67      860.27
--------------------------------------------------------------------------------------------------------
   3.    Interest expended                                   8,126.79   1,560.32   2,040.23      534.58
--------------------------------------------------------------------------------------------------------
   4.    Operating expenses (e) + (f)                        2,748.25     625.48     830.43      186.48
--------------------------------------------------------------------------------------------------------
         e)   Payments to and provisions for
              employees                                        489.46     147.55     139.26       36.59
--------------------------------------------------------------------------------------------------------
         f)   Other operating expenses                       2,258.79     477.93     691.17      149.89
--------------------------------------------------------------------------------------------------------
         B)   TOTAL EXPENDITURE (3)+ (4)
              (excluding provisions and contingencies)      10,875.04   2,185.80   2,870.66      721.06
--------------------------------------------------------------------------------------------------------
   5.         OPERATING PROFIT (A-B)
              (Profit before Provisions and
              Contingencies)                                 2,530.73     547.23     287.01      139.21
--------------------------------------------------------------------------------------------------------
   6.    Other provisions and contingencies                  1,733.07     257.74    (40.83)      140.59
--------------------------------------------------------------------------------------------------------
   7.    Provision for taxes
--------------------------------------------------------------------------------------------------------
         a) Current period tax                                 297.95     121.33     124.01       36.59
--------------------------------------------------------------------------------------------------------
         b) Deferred tax adjustment                          (651.85)    (90.33)   (134.05)     (95.04)
--------------------------------------------------------------------------------------------------------
   8.    Share of (profits)/losses of minority                 (0.44)     (0.04)       0.83      (0.04)
         shareholders
--------------------------------------------------------------------------------------------------------
   9.    Net Profit (5-6-7-8)                                1,152.00     258.53     337.05       57.11
--------------------------------------------------------------------------------------------------------
  10.    Paid-up equity share capital (face value Rs. 10/-)    612.66     612.55     612.66      612.55
--------------------------------------------------------------------------------------------------------
  11.    Analytical Ratios
--------------------------------------------------------------------------------------------------------
         Earnings per share for the period (not
         annualised for quarter) (in Rs.) (basic)               18.79      11.61       5.50        2.56
--------------------------------------------------------------------------------------------------------
         Earnings per share for the period (not
         annualised for quarter) (in Rs.) (diluted)             18.77      11.61       5.49        2.56
--------------------------------------------------------------------------------------------------------

             CONSOLIDATED SEGMENTAL INFORMATION OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------------------------------
                                                                 Year ended         Three months ended
                                                          ----------------------------------------------
Sr. No.                    Particulars                        Mar 31,    Mar 31,    Mar 31,     Mar 31,
                                                               2003        2002       2003       2002
--------------------------------------------------------------------------------------------------------
  1.     Segment Revenue
--------------------------------------------------------------------------------------------------------
   a     Commercial Banking                                  9,413.25   2,295.43   2,377.12      714.65
--------------------------------------------------------------------------------------------------------
   b     Investment Banking                                  4,283.30     755.09     740.39      329.08
--------------------------------------------------------------------------------------------------------
   c     Others                                                560.79         ..     234.23          ..
--------------------------------------------------------------------------------------------------------
         Total                                              14,257.34   3,050.52   3,351.74    1,043.73
--------------------------------------------------------------------------------------------------------
         Less: Inter Segment Revenue                         (851.57)   (317.49)   (194.07)    (183.46)
--------------------------------------------------------------------------------------------------------
         Income from Operations                             13,405.77   2,733.03   3,157.67      860.27
--------------------------------------------------------------------------------------------------------
  2.     Segmental Results (i.e. Profit before tax &
         Provision)
--------------------------------------------------------------------------------------------------------
   a     Commercial Banking                                    998.68     437.33     227.90      113.91
--------------------------------------------------------------------------------------------------------
   b     Investment Banking (including gain on sale of
         Bank shares held by a trust amounting to
         Rs.1191 crores)                                     1,629.42     109.90      72.13       25.30
--------------------------------------------------------------------------------------------------------
   c     Others                                               (97.37)         ..    (13.02)          ..
--------------------------------------------------------------------------------------------------------
         Total                                               2,530.73     547.23     287.01      139.21
--------------------------------------------------------------------------------------------------------
   3     Provisions (including accelerated/additional
         Provision)
--------------------------------------------------------------------------------------------------------
   a     Commercial Banking(1)                               1,737.02     275.70    (15.06)      143.05
--------------------------------------------------------------------------------------------------------
   b     Investment Banking                                    (4.39)    (18.00)    (24.90)      (2.50)
--------------------------------------------------------------------------------------------------------
   c     Others                                                    ..         ..     (0.04)          ..
--------------------------------------------------------------------------------------------------------
         Total                                               1,732.63     257.70    (40.00)      140.55
--------------------------------------------------------------------------------------------------------
   4     Segment Results (i.e. Profit before tax)
--------------------------------------------------------------------------------------------------------
   a     Commercial Banking(1)                               (738.34)     161.63     242.96     (29.14)
--------------------------------------------------------------------------------------------------------
   b     Investment Banking(1)                               1,633.81     127.90      97.03       27.80
--------------------------------------------------------------------------------------------------------
   c     Others                                               (97.37)         ..    (12.98)          ..
--------------------------------------------------------------------------------------------------------
         Total profit before tax                               798.10     289.53     327.01      (1.34)
--------------------------------------------------------------------------------------------------------
         Tax                                                 (353.90)      31.00    (10.04)     (58.45)
--------------------------------------------------------------------------------------------------------
         Profit after tax                                    1,152.00     258.53     337.05       57.11
--------------------------------------------------------------------------------------------------------
   5.    Capital Employed (i.e. Segment Assets - Segment
         Liabilities excluding inter-segmental funds
         lent and borrowed)
--------------------------------------------------------------------------------------------------------
   a     Commercial Banking                               (11,323.90) (4,935.80) (11,323.90) (4,935.80)
--------------------------------------------------------------------------------------------------------
   b     Investment Banking                                 16,190.97  11,521.20  16,190.97   11,521.20
--------------------------------------------------------------------------------------------------------
   c     Others                                                230.45 (1,088.66)     230.45  (1,088.66)
--------------------------------------------------------------------------------------------------------
         Total                                               5,097.52   5,496.74   5,097.52    5,496.74
--------------------------------------------------------------------------------------------------------

(1) While the gains on sale of Bank shares held by a trust are reported under Investment Banking segment, the accelerated/additional provisions are reported under Commercial Banking segment.

                                                            ICICI Bank Limited
                                                            ICICI Bank Towers
                                                            Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                        Mumbai 400 051
-------------------------------------------------------------------------------

News Release                                                April 25, 2003


Performance Review - Year ended March 31, 2003

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2003 (FY2003). The Board also approved the audited consolidated accounts for the period. In view of the merger of ICICI Limited (ICICI) and two of its subsidiaries with the Bank on March 30, 2002, the results for FY2003 are not comparable with the results on a standalone basis for the year ended March 31, 2002 (FY2002).

Results

ICICI Bank's profit after tax for FY2003 was Rs. 1,206 crore as compared to Rs. 258 crore for FY2002. The profit after tax for FY2003 represents a return on equity of 18.3%. This was achieved inspite of the negative impact of compliance with regulatory reserve requirements on ICICI's historic liabilities.

During the year, the ICICI Bank Shares Trust divested 101.4 million shares of the Bank (transferred to the Trust by erstwhile ICICI prior to the merger) to strategic and institutional investors, resulting in capital gains of Rs. 1,191 crore flowing to the Bank.

The Bank made total provisions and write-offs, including accelerated/ additional provisions and write-offs, of Rs. 1,791 crore against loans and other assets, primarily relating to erstwhile ICICI's portfolio.

The profit after tax for the quarter ended March 31, 2003 (Q4-2003) increased to Rs. 338 crore from Rs. 330 crore for the quarter ended December 31, 2002 (Q3-2003), despite the significantly lower treasury gains (Rs. 17 crore as compared to Rs. 180 crore in the previous quarter) on account of the interest rate environment prevailing during the quarter. The profit after tax for the quarter ended March 31, 2002 (Q4-2002) was Rs. 57 crore.

Dividend

The Board has recommended a significant stepping up of the rate of dividend on equity share capital from 20% for FY2002 to 75% for FY2003. The declaration and payment of dividend is subject to the approval of Reserve Bank of India (RBI) and the shareholders of the Bank.

                                                            ICICI Bank Limited
                                                            ICICI Bank Towers
                                                            Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                        Mumbai 400 051
-------------------------------------------------------------------------------

Operational highlights

During the year the Bank achieved market leadership across products in the retail finance segment. The Bank made retail loan disbursements of about Rs. 20,300 crore during the year, including home loan disbursements of Rs. 8,660 crore. The retail assets increased by over Rs. 13,000 crore to Rs. 19,132 crore. ICICI Bank's retail assets now constitute 18% of total assets and 30% of customer assets as compared to 6% of total assets and 11% of customer assets at March 31, 2003. The Bank's total net customer assets at March 31, 2003 were Rs. 64,051 crore as against Rs. 57,526 crore at March 31, 2002, an increase of 11%. The Bank's agri-business portfolio was about Rs. 2,100 crore, which was achieved with a limited rural distribution network through innovative financing structures, supply chain linkages and technology.

During FY2003, the Bank repaid about Rs. 22,400 crore of erstwhile ICICI's liabilities as they fell due in accordance with their terms of repayment, including the exercise of all available call options. At March 31, 2003, the Bank's total deposits were Rs. 48,169 crore, a growth of 50% over total deposits at March 31, 2002, which is estimated to be the highest deposit growth rate in the banking system. The Bank's estimated market share in incremental banking system deposits was about 10.4%. The Bank's average cost of deposits declined to 6.2% for Q4-2003 from 7.4% for Q1-2003.

The Bank's international initiative, launched in FY2002, is proceeding as planned. The Bank is in the process of operationalising its branch in Singapore and representative office in China and is awaiting overseas regulatory approval for setting up subsidiaries in the United Kingdom and Canada and a representative office in Dubai. The Bank already has representative offices in the United States and the United Kingdom.

At March 31, 2003, the Bank's net non-performing customer assets were Rs. 3,151 crore constituting 4.9% of customer assets. The Bank's standard assets included net restructured assets of Rs. 8,943 crore. The additions to net restructured assets in Q4-2003 included borrower accounts in the iron and steel sector restructured through RBI's Corporate Debt Restructuring (CDR) mechanism. At March 31, 2003, the Bank had a provision coverage of about 62% against non-performing assets.

                                                            ICICI Bank Limited
                                                            ICICI Bank Towers
                                                            Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                        Mumbai 400 051
-------------------------------------------------------------------------------

The Bank's recovery efforts have been strengthened by the enactment of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. The Bank has sponsored Asset Reconstruction Company (India) Limited (ARCIL) jointly with State Bank of India, Industrial Development Bank of India and other banks and institutions, under the framework created by the Act. ARCIL has submitted its application for registration to RBI and would become operational on receipt of the same.

ICICI Bank's capital adequacy at March 31, 2003 (after taking into account the proposed dividend) was 11.1% (including Tier-1 capital adequacy of 7.0%), well above RBI's requirement of 9.0%. In accordance with the new RBI guidelines, deferred tax asset of Rs. 488 crore has been reduced from Tier-1 capital, unlike in prior periods.

The international credit rating agency Moody's Investor Service upgraded the Bank's long-term foreign currency debt rating from Ba1 to Baa3. This is one notch higher than the sovereign ceiling for India. With this upgrade, ICICI Bank became the first Indian company to be assigned an investment grade rating by Moody's since 1998.

Audited consolidated accounts under Indian GAAP

The consolidated profit after tax was Rs. 1,152 crore including the results of operations of subsidiaries and affiliates of erstwhile ICICI that became subsidiaries and affiliates of the Bank on merger. ICICI Securities earned a profit after tax of Rs. 108 crore in FY2003. ICICI Lombard General Insurance Company achieved break-even during the year, focusing on profitable business segments with low loss ratios. ICICI Prudential Life Insurance Company maintained its market leadership among private sector life insurance companies, with a market share of 39% among private life insurers and 22% in the total pensions market. Future bonus provisions and non-amortisation of expenses by ICICI Prudential Life Insurance Company in line with insurance company accounting norms had a negative impact of Rs. 109 crore on the Bank's consolidated profit. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. The deficit in the initial years is usually higher for faster-growing companies; the profit streams after breakeven is achieved are expected to be correspondingly higher.

                                                            ICICI Bank Limited
                                                            ICICI Bank Towers
                                                            Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                        Mumbai 400 051
-------------------------------------------------------------------------------

US GAAP financial statements

The Bank will announce its US GAAP results in compliance with the requirements of the Bank's listing on the New York Stock Exchange, on completion of the audit of its US GAAP accounts. As stated in the Bank's press release dated July 31, 2002, there are significant differences in the basis of accounting between US GAAP and Indian GAAP. These differences arise primarily due to ICICI being the accounting acquirer of ICICI Bank under US GAAP. Consequently, the US GAAP results would be divergent from the Indian GAAP results. Certain primary differences are set out below:

a. US GAAP requires the capital gains on the sale of shares of ICICI Bank (included in income under Indian GAAP Rs. 1,191 crore) to be directly added to the stockholders' equity without being routed through the income statement.

b. A significant portion of the treasury gains of Rs. 447 crore realised during the year and recognised as income under Indian GAAP, does not appear in the current year's US GAAP income statement as these gains were already recognized while marking-to-market ICICI Bank's treasury portfolio while accounting for the merger under US GAAP.

Consequent to these primary differences, the results under Indian GAAP and US GAAP are not comparable.

1 crore = 10.0 million


Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', `indicating', `expected to' etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

                                                            ICICI Bank Limited
                                                            ICICI Bank Towers
                                                            Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                        Mumbai 400 051
-------------------------------------------------------------------------------

For further press queries please call Madhvendra Das at 91-22-2653 8252 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.